Exhibit 99.2

Ellomay Capital Announces the Filing of the Annual Report on Form 20-F for 2018

Tel-Aviv, Israel, March 29, 2019 – Ellomay Capital Ltd. (NYSE American; TASE: ELLO) (“Ellomay” or the “Company”), a renewable energy and power generator and developer of renewable energy and power projects in Europe and Israel, today announced the filing of its Annual Report on Form 20-F for the year ended December 31, 2018 with the Securities and Exchange Commission. A copy of the Annual Report on Form 20-F is available to be viewed and downloaded from the Investor Relations section of the Company’s website at http://www.ellomay.com. The Company will provide a hard copy of the Annual Report on Form 20-F, including the Company’s complete audited financial statements, free of charge to its shareholders upon request.

About Ellomay Capital Ltd.

Ellomay is an Israeli based company whose shares are registered with the NYSE American and with the Tel Aviv Stock Exchange under the trading symbol “ELLO”. Since 2009, Ellomay Capital focuses its business in the renewable energy and power sectors in Europe and Israel.

To date, Ellomay has evaluated numerous opportunities and invested significant funds in the renewable, clean energy and natural resources industries in Israel, Italy and Spain, including:

•	Approximately 22.6MW of photovoltaic power plants in Italy, approximately 7.9MW of photovoltaic power plants in Spain and a photovoltaic power plant of approximately 9 MW in Israel;
•
9.375% indirect interest in Dorad Energy Ltd., which owns and operates one of Israel’s largest private power plants with production capacity of approximately 850 MW, representing about 6%-8% of Israel’s total current electricity consumption;

•
75% of Chashgal Elyon Ltd., Agira Sheuva Electra, L.P. and Ellomay Pumped Storage (2014) Ltd., all of which are involved in a project to construct a 156 MW pumped storage hydro power plant in the Manara Cliff, Israel;

•
51% of Groen Gas Goor B.V. and of Groen Gas Oude-Tonge B.V., project companies developing anaerobic digestion plants with a green gas production capacity of approximately 375 Nm3/h, in Goor, the Netherlands and 475 Nm3/h, in Oude Tonge, the Netherlands, respectively;

•	Talasol, which is involved in a project to construct a photovoltaic plant with a peak capacity of 300 MW in the municipality of Talaván, Cáceres, Spain.

Ellomay Capital is controlled by Mr. Shlomo Nehama, Mr. Hemi Raphael and Mr. Ran Fridrich. Mr. Nehama is one of Israel’s prominent businessmen and the former Chairman of Israel’s leading bank, Bank Hapohalim, and Messrs. Raphael and Fridrich both have vast experience in financial and industrial businesses. These controlling shareholders, along with Ellomay’s dedicated professional management, accumulated extensive experience in recognizing suitable business opportunities worldwide. Ellomay believes the expertise of Ellomay’s controlling shareholders and management enables the Company to access the capital markets, as well as assemble global institutional investors and other potential partners. As a result, we believe Ellomay is capable of considering significant and complex transactions, beyond its immediate financial resources.

For more information about Ellomay, visit http://www.ellomay.com.

Contact:
Kalia Weintraub
CFO
Tel: +972 (3) 797-1111
Email: hilai@ellomay.com